To Our Unitholders,
Market conditions were again difficult for TimberWest in the third quarter and the Company continued with its deferred harvest strategy, resulting in a distributable cash loss of $6.3 million, or ($0.08) per stapled unit. The year-to-date distributable cash loss is $13.4 million, or ($0.17) per unit. This compares to a distributable cash loss of $5.6 million, or ($0.07) per unit, in the third quarter of 2007, and $34.9 million of distributable cash, or $0.45 per unit, year-to-date 2007. Both the quarterly and year-to-date results in 2008 include significant one-time restructuring charges to lower costs and close unprofitable operations.
A $3.0 million charge was taken during the quarter related to the extinguishment of Bill 13 rights covering the Company’s public land harvesting operations. Prior to this, 61% of the public land harvest was covered by Bill 13 rights, now only 4% has Bill 13 rights attached to it. The Bill 13 contractors held rights in perpetuity to contract a portion of the Company’s annual harvest which restricted our ability to negotiate cost-effective rates and limited operating flexibility. Extinguishing these contracts will result in lower operating costs in future years. Excluding this $3.0 million charge reduces the distributable cash loss to $3.3 million in the quarter. Similarly, removing restructuring charges from the year-to-date results reduces the year-to-date distributable cash loss to $2.7 million.
Additional restructuring charges of $4 to $5 million related to sub-division and a 10% salaried workforce reduction program announced yesterday, which will reduce the number of full time positions in the company to 88 are anticipated in the fourth quarter. These decisions are difficult to make as we have tremendous people who work for TimberWest. We wish those leaving all the very best in their future endeavours and know that they will be missed by their colleagues here at TimberWest. In particular, Hamish Kerr, Vice-President of Strategic Planning and Forest Policy has elected to take early retirement and will be leaving TimberWest during this quarter. Hamish has been an invaluable member of our Executive team and is highly respected by our organization and his peers, in the industry and in the capital markets. I know that you will all join me in wishing Hamish a happy retirement.
TimberWest ended the third quarter with net debt of $234.4 million, $17.3 million in outstanding letters of credit and remained in compliance with its debt covenants. That said, the Company does not expect to remain in compliance with its debt covenants when the financial statements are prepared and approved for the fourth quarter. In that regard, we continue to work with our lenders to modify our credit terms to avoid non-compliance.
In addition, we have determined that a modification of the terms of the Series A Subordinate Notes is required to align our capital structure with the current and projected operating environment and resulting cash flows. We will be seeking unitholder approval in December for a modification to the Series A Subordinate Note component of the Company’s stapled units which will move to a variable rate of 2% to 12% in lieu of the current 12% fixed rate.
Finally, in light of the very challenging business conditions and our desire to preserve our liquidity, the Company will defer distributions beginning in January 2009.
Safety
TimberWest and its contractors had another strong quarter from a safety perspective. Our Medical Incident Rate (MIR) for the quarter was 0.75 which is ahead of last year’s third quarter actual of 3.35. The company’s MIR on a year-to-date basis is 0.65 compared to 1.38 for the comparable period in 2007. TimberWest remains on track to have all of its contractors SAFE certified by the end of the calendar year and until they are SAFE certified or registered for this certification they will not qualify to work on our land base in 2009.

Timberland Highlights
Given market conditions, timberland harvests were low again this quarter, with only 363,000 m3 being produced from our private lands. Sales volumes were also low at 447,000 m3. Sales realizations were $76 per m3 for the quarter, a continuation of the weak pricing experienced since the first quarter of 2007. The Canadian dollar remained strong during most of the quarter, although it did begin to weaken towards the end of September and into October, which helped support log sales realizations. In spite of the low volumes, production costs have averaged only $66 per m3 on a year-to-date basis compared to $70 per m3 for the equivalent period in 2007.
Log markets were generally flat in the quarter with the exception of Japan, which has been improving. Our reduced harvest has been targeted at stands that primarily support our traditional Japanese customers and new customers in the plywood sector in that country. Historically this sector has been supplied in part by Russian log producers however escalating Russian log export taxes resulted in these mills actively diversifying their supply sources for logs.
Discussions continue with the United Steelworkers to conclude amendments to the collective agreement which would allow for the sub-division of former company operations that were contracted out to independent operators in 2005. TimberWest expects to achieve sub-division and believes that safety will be enhanced for those working on our land base, logging costs will be lowered, and contractor employees will be provided with a more stable employment base as they transfer to mid-sized logging firms.
Real Estate Highlights
TimberWest sold $ 3.8 million of unimproved lands from our non-core portfolio during the quarter, bringing our year-to-date non-core real estate sales to $11.4 million, or $10,000 per acre. We are pleased with the progress the team is making on readying non-core properties for sale and getting them to market. We have a number of transactions in the pipeline and expect that we will be able to close several more sales before the end of the year and be well-positioned to pursue an even larger non-core land sales program in 2009, despite the recent softening of the real estate market on Vancouver Island.
Our team has been active in many of the communities on the Island meeting with community leaders and participating in stakeholder consultations. On September 30th TimberWest submitted a formal Development Proposal to the Comox Valley Regional District for the creation of up to 35 rural residential and small farm lots on 200 hectares of recently logged land straddling the Tsolum River, on the edge of Courtenay.
Projected Harvest Levels
In the interest of providing improved transparency for investors, TimberWest will disclose the Company’s estimate of harvest levels on a rolling five year basis. We have recently completed an analysis that indicates we can harvest 10 — 12 million m3 over the next five years on our private timberlands, or an average of 2.0 — 2.4 million m3 per year, using reasonable log price and logging cost estimates. We expect market conditions in 2009 will keep our harvest low but we expect increasing log prices to allow us to meet our target harvest over the five year period. We plan to provide a rolling five year average every year because in the short to medium term, harvest levels depend on the availability of mature timber that can be harvested with a positive margin.
Until now we have provided a Long Run Sustainable Yield (LRSY) figure to give investors information about future harvest levels but variations can occur in the short to medium term, so it is not a satisfactory proxy. However, LRSY is a useful tool in understanding the long run potential of the business and we intend to continue to calculate and publish this number. Our 2.5 million m3 LRSY was last calculated in 2004. We are in the process of recalculating LRSY to take into account enhanced forest management practices and the impact of real estate sales to date including Leech Creek. We will report the results of our updated LRSY calculation when it is available in 2009. In addition to the private land harvest, the Company also has an allowable annual cut of 700,000 m3 on its Crown tenure.
Modifications to Series A Subordinated Notes, Distribution Levels, and Credit Amendments
Setting aside the $64.7 million Leech Creek conservation land sale in the fourth quarter of 2007, TimberWest has generated $12.2 million of distributable cash since the beginning of 2007, as market conditions have been exceptionally challenging. During this period we distributed $168 million, including the distribution the Company made on October 15, 2008. In order to make these distributions, the Company has had to rely on extraordinary sources of cash, including the Leech Creek sale, reductions in working capital and borrowings under its credit lines. This clearly cannot continue. We have distributed over $880 million to unitholders since our inception in 1997 and have demonstrated our commitment to unitholders by distributing everything we have generated beyond reasonable reserves to operate the business. However, our pay-out ratio since inception now exceeds 100% and since we see no near term recovery in our business and there is no responsible method to generate sufficient cash to continue to pay distributions at the $1.08 per unit level, we need an alternative distribution approach.
The Company is therefore seeking unitholder approval in December for a modification to the Series A Subordinate Note component of its stapled units. Specifically, we are proposing the implementation of a variable interest rate structure for the notes. Instead of the 12% fixed rate on the subordinated notes, which is what has generated the $1.08 per unit per year in annual distributions, we are proposing to move to a variable rate of 2% to 12%, with the interest rate being set from time to time by the Company based on the Company’s distributable cash and debt levels. We also plan to set the annual distribution level at 2%, or $0.18 per unit, for the year 2009. However, given the very challenging business conditions, the Company intends to defer distributions for the foreseeable future.
The Company will resume making cash distributions as business conditions improve and the Company’s liquidity strengthens. Once we are able to do so, our objective will be to provide the market with a high level of certainty around the level of distributions to be paid in any one year. We will endeavour not to cause unnecessary uncertainty by making frequent changes to our distribution policy.
The key advantage of the proposed variable rate structure for unitholders is that by permitting the Company to set the distribution level at $0.18 per unit, unitholders will incur materially less taxable interest income than at the current $1.08 per unit level. Similarly, the lowering of the distribution level and corresponding reduction in the accrued interest on the subordinated notes would reduce the liability recorded by the Company on its balance sheet. In contrast, if the amendments are not adopted, unitholders will continue to accrue taxable interest income at the $1.08 per unit level despite not receiving cash distributions at that level. In addition, the Company will be required to record this higher level of accrued interest liability on its balance sheet until such amounts are paid.
Under the terms of the loan agreement governing its credit facilities, TimberWest must obtain the approval of its lenders in connection with any amendment to the Note Indenture, including the Note Amendments. The Company expects to obtain such approval in conjunction with its negotiation of new credit terms with its lenders. As it has previously reported, the Company does not expect to remain in compliance with certain of its debt covenants under its loan agreement after the preparation and approval of its financial statements for the end of the 2008 calendar year, and has been actively working with its lenders to implement satisfactory credit amendments. The Company expects to reach agreement with its lenders regarding a credit amendment package that provides the Company with sufficient flexibility to operate through the current market downturn. In accordance with the current terms of the note indenture, the distribution in respect of the fourth quarter of 2008, payable on January 15, 2009, will be deferred for 27 months while distributions for subsequent periods will be deferred for up to 18 months, assuming the note amendments are adopted. Following such deferral periods, these distributions could be paid in cash or in stapled units.

The Company expects to have lender approval of the note amendments in place prior to the date of the unitholder vote or shortly thereafter. If the Company is unable to obtain lender approval for the note amendments, the note amendments will not be implemented and the Company will defer future distributions, including its January 15, 2009 distribution, for up to 27 months pursuant to the current terms of the note indenture until such time as it is able to resume making cash distributions.
We will be mailing an information circular to unitholders within the next week and will hold a unitholder vote on this matter on December 19, 2008.
Outlook
TimberWest’s competitive position was enhanced in the month of October with the drop in the Canadian dollar. In addition, ocean freight rates have also been declining. While U.S. and domestic log markets remain weak, both margins and volumes in Asia are expected to improve as a result of favourable trends in currency and ocean freight rates.
We remain optimistic about the mid and long term prospects for TimberWest. Longer term, the combination of a recovery in North American housing markets, the continued increase in demand for wood in Asia, the expected supply contraction and lumber quality issues caused by the mountain pine beetle in the BC interior and the further supply dislocation caused by the expected future increases to Russian log export tax, we believe will combine to support higher log prices. Moreover, with all of the restructuring that we have done to the business to reduce costs and eliminate unprofitable operations, margins under these improved business conditions are expected to be strong. And while it is difficult to predict the exact path that a carbon conscious world will take, we believe that timberlands will continue to increase in value as they have very desirable attributes that the world will come to rely on as it meets the challenges of climate change.
Vancouver Island real estate is also expected to continue to be in high demand in the years ahead. As the largest private landowner, we are well positioned to meet this demand. The Island is a spectacular place to live, work and play and with our ongoing planning and rezoning efforts we will be able to supply many communities with entitled land to meet their growth needs.
We believe we have been preserving unitholder value with our deferred harvest strategy. Reducing harvests when margins are low and increasing harvests when margins are high increases the value of the company. We also believe that our real estate policy of not monetizing our core development lands before their time is the right real estate policy. Completing the required planning and development work will unlock the value of these lands as well as the surrounding lands owned by TimberWest.
We are seeking unitholder support in the weeks ahead to help us manage our cash flow and preserve value. We are confident that the value of this business is materially in excess of its current trading price and we remain focused on growing long term unitholder value. In addition, we will continue to explore opportunities to strengthen our balance sheet and improve liquidity as debt and equity market conditions may permit.
On behalf of the Board of Directors,
Paul J. McElligott
President and Chief Executive Officer
Vancouver, British Columbia
November 13, 2008

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2008 and 2007
Management’s Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of TimberWest Forest Corp. (“TimberWest” or “the Company”) and the notes thereto for the third quarter of 2008. This discussion and analysis provides an overview of significant developments that have affected TimberWest’s performance during the third quarter of 2008 relative to the third quarter of 2007, and that have affected the Company’s financial position as at September 30, 2008, relative to December 31, 2007. Factors that could affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of the Company to be materially different than those expressed or implied in this discussion. These risks and uncertainties are described herein and in the Management’s Discussion and Analysis contained in the Company’s 2007 Annual Report.
TimberWest’s unaudited interim consolidated financial statements and the accompanying notes included within this interim report include the accounts of TimberWest Forest Corp. and its subsidiaries. The unaudited interim consolidated financial statements and the accompanying notes are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.
This Management’s Discussion and Analysis has been prepared based on information available as at November 13, 2008.
Additional information relating to TimberWest, including the Company’s most recent Annual Information Form and other statutory reports, can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.
Distributable Cash

	Three months ended		Nine months ended
	September 30		September 30
(in millions of dollars)	2008	2007	2008	2007

Net loss from continuing operations	$(29.8)	$(26.1)	$(71.6)	$(28.1)
Interest on Series A Subordinate Notes owned by unitholders	21.0	20.9	63.0	62.7

Earnings (loss) from continuing operations available for distribution	(8.8)	(5.2)	(8.6)	34.6
Future income tax recovery	(0.6)	(0.8)	(5.8)	(3.4)

Earnings (loss) from continuing operations available for distribution before provision for future income taxes	(9.4)	(6.0)	(14.4)	31.2
Add (deduct):
Depreciation, depletion and amortization	1.0	1.5	3.7	5.2
Proceeds from sale of property, plant and equipment	3.7	1.1	10.7	6.8
Gain on sale of property, plant and equipment	(1.4)	(0.8)	(5.2)	(6.2)
Additions to property, plant and equipment	(0.9)	(0.9)	(1.7)	(2.2)
Other non-cash items	0.5	0.9	1.2	1.9

	2.9	1.8	8.7	5.5

Distributable cash from continuing operations*	(6.5)	(4.2)	(5.7)	36.7

Distributable cash from discontinued operations	0.2	(1.4)	(7.7)	(1.8)

Distributable cash	$(6.3)	$(5.6)	$(13.4)	$34.9

*	The Company permanently closed its Elk Falls sawmill operations on May 9, 2008. These operations have been classified as discontinued operations and prior period financial statements have been restated

	Three months ended		Nine months ended
Per Stapled Unit amounts:	September 30		September 30
(in dollars)	2008	2007	2008	2007

Basic and diluted earnings (loss) from continuing operations available for distribution before provision for future income taxes per weighted average Stapled Unit	$(0.12)	$(0.08)	$(0.19)	$0.40

Basic and diluted distributable cash from continuing operations per weighted average Stapled Unit	$(0.08)	$(0.05)	$(0.07)	$0.47

Basic and diluted distributable cash from discontinued operations per weighted average Stapled Unit	$0.00	$(0.02)	$(0.10)	$(0.02)

Basic and diluted distributable cash per weighted average Stapled Unit	$(0.08)	$(0.07)	$(0.17)	$0.45

Cash distributions paid per Stapled Unit	$0.27	$0.27	$0.81	$0.81

The following table provides a reconciliation of cash flow from operations before changes in working capital to distributable cash from continuing operations:

	Three months ended		Nine months ended
(in millions of dollars)	September 30		September 30

	2008	2007	2008	2007

Cash used in continuing operations	$(29.4)	$(2.5)	$(64.0)	$(46.6)
Add (deduct):
Change in non-cash working capital	(0.9)	(22.8)	(13.5)	15.4
Interest on Series A Subordinate Notes owned by unitholders	21.0	20.9	63.0	62.7
Proceeds from sale of property, plant and equipment	3.7	1.1	10.7	6.8
Additions to property, plant and equipment	(0.9)	(0.9)	(1.7)	(2.2)
Other non-cash items	—	—	(0.2)	0.6

	22.9	(1.7)	58.3	83.3

Distributable cash from continuing operations	(6.5)	(4.2)	(5.7)	36.7

Distributable cash from discontinued operations	0.2	(1.4)	(7.7)	(1.8)

Distributable cash	$(6.3)	$(5.6)	$(13.4)	$34.9

Distributable cash from continuing operations includes consolidated net earnings (loss) from continuing operations, plus interest expensed on Series A Subordinate Notes owned by unitholders, plus non-cash income taxes, plus depreciation, depletion and amortization, plus proceeds from the sale of property, plant and equipment net of their gain (loss) on sale, less additions to property, plant and equipment and, from time to time, adjustments for other items deemed appropriate by the Board of Directors. Earnings from continuing operations available for distribution is comprised of consolidated net earnings (loss) from continuing operations plus interest expensed on Series A Subordinate Notes. The Series A Subordinate Notes are owned by the unitholders and interest thereon is paid to the unitholders, therefore, earnings from continuing operations available for distribution to unitholders reflects earnings before this interest charge.
Earnings from continuing operations available for distribution and distributable cash from continuing operations are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that the presentation of these measures will enhance an investor’s understanding of the Company’s operating performance. Reconciliations of net earnings (loss) and cash flow from continuing operations before changes in working capital, as determined in accordance with GAAP, and earnings from continuing operations available for distribution and distributable cash are provided in the preceding tables.
The following tables present a quarterly comparison of distributable cash generated, in total and on a per Stapled Unit basis:

	2008	2007	2006	2005	2004	2003

Distributable Cash
(in millions of dollars)
First quarter	$(3.9)	$26.9	$31.5	$23.9	$27.7	$25.7
Second quarter	(3.2)	13.6	35.5	15.4	43.5	4.7
Third quarter	(6.3)	(5.6)	9.3	(1.7)	35.9	12.0
Fourth quarter		55.4	27.5	29.7	18.1	9.0

	$(13.4)	$90.3	$103.8	$67.3	$125.2	$51.4

Distributable Cash per Stapled Unit[1]
(in dollars)
First quarter	$(0.05)	$0.35	$0.41	$0.31	$0.36	$0.34
Second quarter	(0.04)	0.17	0.46	0.20	0.57	0.06
Third quarter	(0.08)	(0.07)	0.12	(0.02)	0.47	0.15
Fourth quarter		0.71	0.35	0.38	0.24	0.12

	$(0.17)	$1.16	$1.34	$0.87	$1.64	$0.67

[1]	Per Stapled Unit amounts by quarter do not necessarily add to the total of the year and year-to-date due to changes in the weighted average number of Stapled Units outstanding during the year.

Financial Highlights

	Three months ended		Nine months ended
(in millions of dollars)	September 30		September 30

	2008	2007	2008	2007

Sales	$38.8	$60.1	$127.8	$221.9

Operating earnings (loss) from continuing operations	(6.4)	(1.7)	(6.3)	36.9

Operating earnings (loss) — % of sales	(17)%	(3)%	(5)%	17%

Earnings (loss) before interest, taxes, depreciation and amortization[2] from continuing operations	(5.9)	(0.5)	(3.1)	47.7

Earnings (loss) before interest, taxes, depreciation and amortization from continuing operations per basic and diluted weighted average Stapled Unit[2]	(0.07)	(0.00)	(0.04)	0.61

Earnings (loss) before interest, taxes, depreciation and amortization[2] from discontinued operations	0.2	(1.4)	(7.7)	(1.8)

Earnings (loss) before interest, taxes, depreciation and amortization from discontinued operations per basic and diluted weighted average Stapled Unit[2]	0.00	(0.02)	(0.10)	(0.02)

Earnings (loss) before interest, taxes, depreciation and amortization[2]	(5.7)	(1.9)	(10.8)	45.9

Earnings (loss) before interest, taxes, depreciation and amortization per basic and diluted weighted average Stapled Unit[2]	(0.07)	(0.02)	(0.14)	0.59

Distributable cash	$(6.3)	$(5.6)	$(13.4)	$34.9

Sales revenues from continuing operations for the three months ended September 30, 2008 and year to date were lower compared to the same periods of 2007 due to significant decreases in log sales volumes and sales realizations. Real estate sales were higher compared to the same periods last year.
Continued weakness in the US housing market and a strong Canadian dollar have continued to negatively affect log sales in 2008.
Operating earnings from continuing operations as a percentage of sales were lower for the quarter and year to date compared to the prior periods due to the sharp decline in revenues.
Highlights and Significant Transactions
Adoption of New Accounting Policies
During the first quarter, the Company adopted new accounting policies and disclosure requirements issued by the Canadian Institute of Chartered Accountants (“CICA”). TimberWest changed its policy of accounting for inventories and adopted enhanced disclosure requirements for inventories, financial instruments, capital management and going concern assessment.
Prior to January 1, 2008, TimberWest accounted for inventories other than supplies at the lower of average cost and net realizable value on an aggregate basis for each of logs and for lumber. Effective January 1, 2008, inventories other than supplies are recorded at the lower of average cost and net realizable value on an item-by-

[2]	Earnings (loss) before interest, taxes, depreciation and amortization is a measure that does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management believes that the presentation of this measure will enhance an investor’s understanding of the Company’s operating performance. A reconciliation of net earnings (loss) as determined in accordance with GAAP and earnings (loss) before interest, taxes, depreciation and amortization is provided in the supplemental information appended to this interim report.

item basis defined as end-use-sorts for logs and grade levels for lumber. TimberWest adopted the new accounting policy on a prospective basis and prior years have not been restated. Accordingly, the opening log inventory and opening retained earnings as at January 1, 2008 have been written down by $2.0 million.
The opening lumber inventory and opening retained earnings as at January 1, 2008 have been written down by $0.8 million as a result of the new accounting policy to measure inventories at the lower of average cost and net realizable value on an item-by-item basis.
Cash Distribution
On November 13, 2008, TimberWest announced the Company will defer the January 15, 2009 distribution for up to 27 months.
Setting aside the $64.7 million Leech Creek conservation land sale in the fourth quarter of 2007, TimberWest has generated $12.2 million of distributable cash since the beginning of 2007, as market conditions have been exceptionally challenging. During this period we distributed $168 million, including the distribution the Company made on October 15, 2008. In order to make these distributions, the Company has had to rely on extraordinary sources of cash, including the Leech Creek sale, reductions in working capital and borrowings under its credit lines. This clearly cannot continue. We have distributed over $880 million to unitholders since our inception in 1997 and have demonstrated our commitment to unitholders by distributing everything we have generated beyond reasonable reserves to operate the business. However, our pay-out ratio since inception now exceeds 100% and since we see no near term recovery in our business and there is no responsible method to generate sufficient cash to continue to pay distributions at the $1.08 per unit level, we need an alternative distribution approach.
The Company is therefore seeking unitholder approval in December for a modification to the Series A Subordinate Note component of its stapled units. Specifically, we are proposing the implementation of a variable interest rate structure for the notes. Instead of the 12% fixed rate on the subordinated notes, which is what has generated the $1.08 per unit per year in annual distributions, we are proposing to move to a variable rate of 2% to 12%, with the interest rate being set from time to time by the Company based on the Company’s distributable cash and debt levels. We also plan to set the annual distribution level at 2%, or $0.18 per unit, for the year 2009. However, given the very challenging business conditions, the Company intends to defer distributions for the foreseeable future.
The Company will resume making cash distributions as business conditions improve and the Company’s liquidity strengthens. Once we are able to do so, our objective will be to provide the market with a high level of certainty around the level of distributions to be paid in any one year. We will endeavour not to cause unnecessary uncertainty by making frequent changes to our distribution policy.
The key advantage of the proposed variable rate structure for unitholders is that by permitting the Company to set the distribution level at $0.18 per unit, unitholders will incur materially less taxable interest income than at the current $1.08 per unit level. Similarly, the lowering of the distribution level and corresponding reduction in the accrued interest on the subordinated notes would reduce the liability recorded by the Company on its balance sheet. In contrast, if the amendments are not adopted, unitholders will continue to accrue taxable interest income at the $1.08 per unit level despite not receiving cash distributions at that level. In addition, the Company will be required to record this higher level of accrued interest liability on its balance sheet until such amounts are paid.
Under the terms of the loan agreement governing its credit facilities, TimberWest must obtain the approval of its lenders in connection with any amendment to the Note Indenture, including the Note Amendments. The Company expects to obtain such approval in conjunction with its negotiation of new credit terms with its lenders. As it has previously reported, the Company does not expect to remain in compliance with certain of its debt covenants under its loan agreement after the preparation and approval of its financial statements for the end of the 2008 calendar year, and has been actively working with its lenders to implement satisfactory credit amendments. The Company expects to reach agreement with its lenders regarding a credit amendment package that provides the Company with sufficient flexibility to operate through the current market downturn. In accordance with the current terms of the note indenture, the distribution in respect of the fourth quarter of 2008, payable on January 15, 2009, will be deferred for 27 months while distributions for subsequent periods will be deferred for up to 18 months, assuming the note amendments are adopted. Following such deferral periods, these distributions could be paid in cash or in stapled units.
The Company expects to have lender approval of the note amendments in place prior to the date of the unitholder vote or shortly thereafter. If the Company is unable to obtain lender approval for the note amendments, the note amendments will not be implemented and the Company will defer future distributions, including its January 15, 2009 distribution, for up to 27 months pursuant to the current terms of the note indenture until such time as it is able to resume making cash distributions.
Operating Highlights

	Three months ended		Nine months ended
	September 30		September 30
Timberland Operations:	2008	2007	2008	2007

Log Sales Revenue (in millions of dollars)
Domestic	$14.3	$22.1	$53.7	$104.9
Export – Asia	16.8	24.4	50.9	70.6
Export – US	2.7	10.9	7.9	40.5

Total log sales	$33.8	$57.4	$112.5	$216.0

Log Sales Realizations ($/m3)
Domestic	64	91	67	85
Export – Asia	94	106	94	116
Export – US	59	83	61	85

	76	95	76	93

Log Sales Volume (thousand m3)
Domestic	223.3	242.7	804.5	1,230.4
Export – Asia	178.8	229.5	541.1	611.4
Export – US	44.9	130.7	129.3	476.4

	447.0	602.9	1,474.9	2,318.2

Log Sales Mix (thousand m3)
Fir	263.5	347.5	969.3	1,545.9
Hembal	125.8	160.3	336.5	474.1
Cedar	30.5	47.9	85.5	160.0
Other	27.2	47.2	83.6	138.2

	447.0	602.9	1,474.9	2,318.2

Log Production Volume (thousand m3)
Public tenures	35.5	89.4	230.3	376.5
Private timberlands	363.4	119.1	1,154.8	2,014.1

	398.9	208.5	1,385.1	2,390.6

Log Production Costs ($/m3)	69	123	66	70

Timberland operating margin (% of log sales)	(2)%	4%	4%	23%

Log sales revenues for the three and nine months ended September 30, 2008, were down compared to sales revenues for the same periods of 2007 due to overall poor log markets and depressed prices, and a resulting 42% reduction in year to date harvest levels compared to 2007.
Logging production costs were $54 per m3 lower than the same quarter in 2007 primarily because production volumes were materially lower as a result of the United Steelworkers labour disruption during the third quarter of 2007 causing higher unit costs. Year-to-date unit production costs are lower compared to 2007 reflecting the use of lower cost more competitive bid contractors on a higher proportion of the harvest.

	Three months ended		Nine months ended
	September 30		September 30
Real Estate Business Unit:	2008	2007	2008	2007

Real Estate Sales (in millions of dollars)	$3.8	$1.2	$11.5	$1.8
Real Estate Net Proceeds (in millions of dollars)	3.6	1.0	10.6	1.5
Real Estate Net Proceeds ($/acre)	5,535	2,820	9,318	3,509

Real estate sales in the third quarter of 2008 comprised four property sales from non-core real estate assets.

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (EBITDA)*
(in millions of dollars)
Net loss from continuing operations	$(29.8)	$(26.1)	$(71.6)	$(28.1)
Add (deduct):
Interest on Series A Subordinate Notes paid to unitholders	21.0	20.9	63.0	62.7
Interest on long-term debt	1.7	0.7	6.1	1.2
Interest on short-term debt	0.8	3.4	1.5	10.2
Income tax recovery	(0.6)	(0.9)	(5.8)	(3.5)
Depreciation, depletion and amortization	0.9	1.0	3.4	4.4
Amortization of deferred financing costs	0.1	0.5	0.3	0.8

Earnings (loss) from continuing operations before Interest, Taxes, Depreciation and Amortization	(5.9)	(0.5)	(3.1)	47.7

Earnings (loss) from discontinued operations before Interest, Taxes, Depreciation and Amortization	0.2	(1.4)	(7.7)	(1.8)

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization	$(5.7)	$(1.9)	$(10.8)	$45.9

*	EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies. Management believes that the presentation of this measure will enhance an investor’s understanding of the Company’s operating performance.

Discontinued Operations

	Three months ended		Nine months ended
	September 30		September 30
Elk Falls Sawmill:	2008	2007	2008	2007

Sales Revenue by Product
(in millions of dollars)
Lumber	$4.8	$9.6	$34.6	$55.9
Wood chips and residuals	—	3.1	4.6	9.9

Sales Realizations
Lumber ($/mfbm)	649	513	622	615
Wood chips ($/m3)	—	47	43	46

Sales Volume
Lumber (million fbm)	7.4	18.7	55.6	90.9
Wood chips and residuals (thousand m3)	—	62.6	101.9	202.6

Lumber Production Volume (million fbm)	—	29.5	43.3	99.3

Sales realizations and volumes for the three months ended September 30, 2008 were the final sales of remaining lumber inventory following the sawmill shutdown on May 9, 2008.
Financial Position

Summary of Financial Position from Continuing Operations	As at	As at
(in millions of dollars)	September 30, 2008	December 31, 2007

Cash and cash equivalents	$0.9	$1.2
Current assets	35.6	47.2
Current liabilities	148.8	36.2
Current liabilities (excluding short-term debt)	40.5	36.2
Long-term debt	127.0	187.5
Long-term liabilities	155.0	159.6
Series A Subordinate notes owned by unitholders	698.2	698.1
Unitholder’s equity	128.9	210.8

Trade accounts receivable decreased to $3.6 million at September 30, 2008, compared to $4.9 million at the end of 2007, due to favorable timing of cash receipts in the third quarter of 2008 compared to the fourth quarter of 2007. Log inventory was $23.9 million at September 30, 2008, compared to $32.9 million at the end of 2007. This reduction is primarily due to reduced log harvest levels during this period. Prior to January 1, 2008, TimberWest recorded inventories at a lower of average cost and net realizable value on an aggregate basis for each of logs and for lumber. On January 1, 2008 TimberWest changed its policy of accounting for inventories to record inventories at the lower of average cost and net realizable value on an item-by-item basis defined as end-use-sorts for logs. (See Highlights and Significant Transactions – Adoption of New Accounting Policies) This change in accounting policy for inventories resulted in an additional $3.2 million decrease of log inventory values as at September 30, 2008 compared to the end of 2007. Prepaid expenses and other current assets were $5.2 million at September 30, 2008, compared to $6.1 million at the end of 2007, reflecting a decrease in non-trade receivables.
Property, plant and equipment were $1,222.7 million as at September 30, 2008, $7.3 million less than as at December 31, 2007. This decrease primarily reflects the sale of higher and better use properties and other capital assets, with a net book value of $5.6 million, as well as a provision for depreciation of capital assets of $3.4 million recorded during this period. These items were offset in part by capital additions of $1.7 million, comprised primarily of logging roads and new information technology systems.

Other assets were $1.8 million at September 30, 2008, comparable to the balance of $2.0 million at December 31, 2007.
Current liabilities as at September 30, 2008, include borrowings of $108.3 million on the Tranche B term unsecured credit facility. Excluding the term credit facility, current liabilities at September 30, 2008 were $40.5 million. This variance in current liabilities (excluding short-term debt) can be attributed to a $4.3 million increase in accounts payable and accrued liabilities primarily attributed to increased trade payables due to increased logging production in September 2008 compared to December 2007.
As at September 30, 2008, the Company had combined borrowings of $235.3 million on its available credit facilities, including borrowings of $127.0 million on its Tranche A $216.7 million long-term unsecured revolving facility, and $108.3 million on its Tranche B $108.3 million term facility due September 24, 2009. In addition, the Company had commitments of $17.3 million relating to outstanding letters of credit issued under its Tranche A $216.7 million long-term unsecured revolving facility. TimberWest is currently in compliance with all of its debt covenants; however, TimberWest does not expect to remain in compliance with its covenants at the end of the fourth quarter of 2008.
Other long-term liabilities as at September 30, 2008, included a silviculture liability of $3.3 million, a $38.3 million liability relating to employee future benefits and a future income tax liability of $113.4 million. The silviculture liability and the liability relating to employee future benefits are comparable to balances as at December 31, 2007. The decrease in the liability for future income taxes from the balance of $119.2 million at December 31, 2007, is primarily attributable to a $4.3 million future income tax recovery to reflect the effects of changes in the provincial income tax rates that were substantively enacted during the first quarter of 2008.
The Series A Subordinate Note component of the Company’s Stapled Unit is presented as a liability on the Company’s consolidated balance sheets. As at September 30, 2008, the carrying value of the Series A Subordinate Note liability was $698.2 million.
During the quarter ended September 30, 2008, no Stapled Unit options were granted, no options to purchase Stapled Units were exercised and 14,760 options expired. During the nine months ended September 30, 2008, no Stapled Units options were granted, options to purchase 15,297 Stapled Units were exercised for proceeds of $0.1 million, 9,678 options were cancelled and 14,760 options expired. As at November 13, 2008, the Company had 1,112,420 granted and outstanding Stapled Unit option awards and 77,765,440 issued and outstanding Stapled Units.
Current assets from discontinued operations as at September 30, 2008, included accounts receivables of $0.3 million and prepaid expenses and other current assets of $0.2 million. Comparatively, current assets from discontinued operations as at December 31, 2007, included accounts receivables of $8.5 million, lumber inventories of $8.2 million and prepaid expenses and other current assets of $0.5 million. Current liabilities from discontinued operations are comprised of accounts payable and accrued liabilities and were $2.7 million as at September 30, 2008 compared to $4.3 million at December 31, 2007. Current assets and liabilities from discontinued operations have decreased due to the permanent closure of the Elk Falls sawmill on May 9, 2008.

Cash Flow and Liquidity

	Three months ended		Nine months ended
Selected Cash Flow Items	September 30		September 30
(in millions of dollars)	2008	2007	2008	2007

Cash provided by (used in):

Operating activities from continuing operations:
Cash used in operations before changes in non-cash working capital	$(30.3)	$(25.3)	$(77.5)	$(31.2)
Changes in non-cash working capital	0.9	22.8	13.5	(15.4)

	(29.4)	(2.5)	(64.0)	(46.6)

Financing activities from continuing operations:
Issuance of Stapled Units on exercise of options	—	0.1	0.1	1.5
Revolving credit facilities	(84.9)	8.5	(60.5)	33.0
Term credit facilities	108.3	—	108.3	—
Demand credit facility	—	(1.2)	—	—

	23.4	7.4	47.9	34.5

Investing activities from continuing operations:
Proceeds from sale of other assets	3.7	1.1	10.7	6.8
Additions to property, plant and equipment	(0.9)	(0.9)	(1.7)	(2.2)
Other assets	(0.1)	(0.8)	0.1	(0.5)

	2.7	(0.6)	9.1	4.1

Cash provided by (used in) discontinued operations:	4.2	(3.3)	6.7	(0.3)

Increase (decrease) in cash and cash equivalents	$0.9	$1.0	$(0.3)	$(8.3)

During the three months ended September 30, 2008, the Company issued no Stapled Units on the exercise of Stapled Unit options, compared to the issuance of 8,433 Stapled Units on the exercise of Stapled Unit options for net proceeds of $0.1 million in the comparative quarter in 2007. During the third quarter of 2008, $23.4 million was borrowed on available credit facilities, compared to $7.3 million that was borrowed on available credit facilities during the same period in 2007.
For the nine months ended September 30, 2008, the Company issued 15,297 Stapled Units on the exercise of Stapled Unit options for net proceeds of $0.1 million, compared to the issuance of 102,979 Stapled Units on the exercise of Stapled Unit options for net proceeds of $1.5 million in the comparative period in 2007. During the first nine months of 2008, $47.8 million was borrowed on available credit facilities, compared to $33.0 million that was borrowed on available credit facilities during the same period in 2007.
In the third quarter of 2008, the Company received net proceeds of $3.7 million from the sale of other assets, primarily from the sale of higher use properties, and incurred $0.9 million for capital expenditures, primarily for the construction of logging roads and new information technology. For the nine months ended September 30, 2008, the Company received net proceeds of $10.7 million from the sale of other assets, primarily from the sale of higher use properties, and incurred $1.7 million for capital expenditures, primarily for the construction of logging roads and new information technology.
As at September 30, 2008, the principal amount of TimberWest’s total debt3 outstanding was $235.3 million compared to total principal amount of debt outstanding of $187.5 million as at December 31, 2007. The Company’s consolidated debt-to-total capitalization ratio3 as at September 30, 2008 was 22:78, compared to 17:83 as at December 31, 2007.

[3]	Total debt and the debt-to-total capitalization ratio are measures that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. As the Company’s Series A Subordinate Notes trade only as part of the Company’s equity instrument, the Stapled Unit, they are not included in the Company’s definition of debt. Management believes that the presentation of these measures will enhance an investor’s understanding of the Company’s financial resources and capital structure.

Cash provided by discontinued operations in the third quarter of 2008, was the result of changes in non-cash working capital from operating activities.
Total debt facilities available to the Company as at September 30, 2008, were $325.0 million, comprised of $108.3 million available under Tranche B, a term facility due September 24, 2009 and $216.7 million available under Tranche A, a long-term revolving facility due September 24, 2012. As at September 30, 2008 the Company had commitments of $17.3 million relating to outstanding letters of credit issued to secure various obligations of the Company issued under Tranche A, the $216.7 million long-term unsecured revolving facility.
Quarterly Financial Information
The following table presents selected unaudited quarterly financial information for each of the Company’s last eight quarters. This data has been derived from unaudited interim consolidated financial statements that have been prepared on the same basis as the 2007 annual audited consolidated financial statements except for the adoption of new accounting policies effective January 1, 2008 which were not restated. Effective Q2, 2008 prior period financial statements have been restated for discontinued operations. In the Company’s opinion, the amounts include all normal recurring adjustments necessary for the fair presentation of such information. These financial results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance.

(in millions of dollars,
except per common share
and per Stapled Unit	2006	2007				2008

amounts)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Sales	$77.3	$79.8	$82.0	$60.1	$96.5	$32.0	$57.0	$38.8
Operating earnings (loss) from continuing operations	$23.3	$26.2	$12.4	$(1.7)	$20.6	$(4.0)	$4.1	$(6.4)

Net earnings (loss) from continuing operations	$12.6	$2.7	$(4.7)	$(26.1)	$14.8 *	$(22.9)	$(18.9)	$(29.8)

Net earnings (loss) from discontinued operations	$2.2	$1.0	$(2.6)	$(2.0)	$(14.9)	$(0.4)	$(7.5)	$0.2

Net earnings (loss)	$14.8	$3.7	$(7.3)	$(28.1)	$(0.1)	$(23.3)	$(26.4)	$(29.6)

Earnings (loss) from continuing operations available for distribution	$33.5	$23.6	$16.2	$(5.2)	$35.8	$(1.9)	$2.1	$(8.8)

Earnings (loss) from continuing operations available for distribution before provision for future income taxes, and write-down of property, plant and equipment	$20.3	$23.3	$13.9	$(6.0)	$17.1	$(6.6)	$1.6	$(9.4)

Distributable cash from continuing operations	$24.7	$25.3	$15.6	$(4.2)	$56.3 *	$(3.5)	$4.3	$(6.5)

Distributable cash from discontinued operations	$2.8	$1.6	$(2.0)	$(1.4)	$(0.9)	$(0.4)	$(7.5)	$0.2

Distributable cash	$27.5	$26.9	$13.6	$(5.6)	$55.4	$(3.9)	$(3.2)	$(6.3)

Distributions paid	$20.9	$20.9	$20.9	$20.9	$20.9	$21.0	$21.0	$21.0

*	The net earnings and distributable cash from continuing operations for Q4 2007 includes a net gain of $22.1 million on proceeds of $64.7 million from the Leech Creek conservation land sale. Excluding this land sale, the net loss from continuing operations is $7.3 million and the distributable cash loss from continuing operations is $8.4 million.

	2006	2007				2008

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

$ per common share [4]

Basic and diluted net earnings (loss) from continuing operations	$0.16	$0.03	$(0.06)	$(0.34)	$0.19	$(0.29)	$(0.24)	$(0.38)

Basic and diluted net earnings (loss) from discontinued operations	$0.03	$0.02	$(0.03)	$(0.02)	$(0.19)	$(0.01)	$(0.10)	$0.00

Basic and diluted net earnings (loss)	$0.19	$0.05	$(0.09)	$(0.36)	$(0.00)	$(0.30)	$(0.34)	$(0.38)

$ per Stapled Unit [4]

Basic and diluted earnings (loss) from continuing operations available for distribution	$0.43	$0.30	$0.21	$(0.07)	$0.46	$(0.02)	$0.03	$(0.11)

Basic and diluted earnings (loss) from continuing operations available for distribution before provision for future income taxes, and write-down of property, plant and equipment	$0.26	$0.30	$0.18	$(0.08)	$0.22	$(0.08)	$0.02	$(0.12)

Basic and diluted distributable cash from continuing operations	$0.32	$0.33	$0.20	$(0.05)	$0.72	$(0.04)	$0.06	$(0.08)

Basic and diluted distributable cash from discontinued operations	$0.03	$0.02	$(0.03)	$(0.02)	$(0.01)	$(0.01)	$(0.10)	$0.00

Basic and diluted distributable cash	$0.35	$0.35	$0.17	$(0.07)	$0.71	$(0.05)	$(0.04)	$(0.08)

Distributions paid	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27

[4]	Per common share and per Stapled Unit amounts presented for each quarter have been determined based on the weighted average number of common shares or weighted average number of Stapled Units outstanding during the quarter. Per common share and per Stapled Unit amounts by quarter do not necessarily add to the total of the year due to changes in the weighted average number of common shares and Stapled Units outstanding during the year.

Internal Controls over Financial Reporting
During the quarter ended September 30, 2008, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would reasonably likely materially affect, such controls.
International Financial Reporting Standards (“IFRS”)
On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the use of International Financial Reporting Standards (“IFRS”) to commence in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s Generally Accepted Accounting Principles (“GAAP”) and the official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.
TimberWest will adopt IFRS according to requirements outlined by the AcSB, and is in the process of preparing for the adoption of IFRS, including qualitative disclosure at the end of 2008, and throughout 2009 and 2010, and with adoption of IFRS on January 1, 2011.
Forward Looking Statements
The statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties. TimberWest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, variations in TimberWest’s product prices and changes in commodity prices generally, changes in market conditions, variations in harvest levels, changes in log transportation costs, actions of competitors, interest rate and foreign currency fluctuations, regulatory, harvesting fee and trade policy changes and other actions by governmental authorities including real estate zoning approvals, the ability to implement business strategies and pursue business opportunities, labour relations, weather conditions, forest fires, insect infestation, disease and other natural phenomena and other risks and uncertainties described in TimberWest’s public filings with securities regulatory authorities.

Notice
The accompanying unaudited interim consolidated financial statements of TimberWest Forest Corp. (the “Company”) have not been reviewed by the Company’s auditors.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three months ended		Nine months ended
(in millions of dollars)	September 30		September 30
Unaudited	2008	2007	2008	2007

Sales	$38.8	$60.1	$127.8	$221.9
Operating costs and expenses:
Cost of sales	41.3	57.3	121.4	168.1
Selling, administrative and other	3.0	3.5	9.3	12.5
Depreciation, depletion and amortization	0.9	1.0	3.4	4.4

	45.2	61.8	134.1	185.0

Operating earnings (loss) from continuing operations	(6.4)	(1.7)	(6.3)	36.9

Interest expense:
Series A Subordinate Notes owned by unitholders	21.0	20.9	63.0	62.7
Long-term debt	1.7	0.7	6.1	1.2
Short-term debt	0.8	3.4	1.5	10.2

	23.5	25.0	70.6	74.1
Amortization of deferred financing costs	0.1	0.5	0.3	0.8
Other income	0.4	(0.2)	0.2	(6.4)

	24.0	25.3	71.1	68.5

Loss before income taxes from continuing operations	(30.4)	(27.0)	(77.4)	(31.6)

Income tax recovery (note 4)	(0.6)	(0.9)	(5.8)	(3.5)

Net loss and comprehensive loss from continuing operations	(29.8)	(26.1)	(71.6)	(28.1)
Net loss and comprehensive loss from discontinued operations	0.2	(2.0)	(7.7)	(3.6)

Net loss and comprehensive loss	$(29.6)	$(28.1)	$(79.3)	$(31.7)

Basic and diluted loss from continuing operations per common share (note 5)	$(0.38)	$(0.34)	$(0.92)	$(0.36)
Basic and diluted loss from discontinued operations per common share	$—	$(0.02)	$(0.10)	$(0.05)

Basic and diluted loss per common share (note 5)	$(0.38)	$(0.36)	$(1.02)	$(0.41)
Consolidated Statements of Retained Earnings (Deficit)

	Three months ended		Nine months ended
(in millions of dollars)	September 30		September 30
Unaudited	2008	2007	2008	2007

Retained earnings (deficit), beginning of period, as previously reported	$(34.2)	$46.5	$18.3	$50.1

Adoption of new accounting policy for inventories (note 2(a))	—	—	(2.8)	—

Retained earnings, beginning of period, as adjusted	(34.2)	46.5	15.5	50.1

Net loss and comprehensive loss for the period	(29.6)	(28.1)	(79.3)	(31.7)

Retained earnings (deficit), end of period	$(63.8)	$18.4	$(63.8)	$18.4

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Balance Sheets

	As at
	September 30, 2008	As at
(in millions of dollars)	Unaudited	December 31, 2007

Assets
Current assets:
Cash	$0.9	$1.2
Accounts receivable	3.6	4.9
Inventories (note 2(a) and 6)	23.9	32.9
Prepaid expenses and other current assets	5.2	6.1
Future income taxes	2.0	2.1
Discontinued operations	0.5	17.2

	36.1	64.4
Property, plant and equipment, net (note 7)	1,222.7	1,230.0
Other assets (note 8)	1.8	2.0

	$1,260.6	$1,296.4

Liabilities and Unitholders’ Equity
Current liabilities:
Term credit facilities	$108.3	$—
Accounts payable and accrued liabilities	19.5	15.2
Distribution payable	21.0	21.0
Discontinued operations	2.7	4.2

	151.5	40.4
Revolving credit facilities	127.0	187.5
Long-term silviculture liability	3.3	3.2
Employee future benefits (note 9)	38.3	37.2
Future income taxes	113.4	119.2

	433.5	387.5
Series A Subordinate Notes owned by unitholders (note 10)	698.2	698.1

	1,131.7	1,085.6

Unitholders’ equity:
Share capital, consisting of common and preferred shares (note 10)	191.0	191.0
Contributed surplus	1.7	1.5
Retained earnings (deficit)	(63.8)	18.3

	128.9	210.8

	$1,260.6	$1,296.4

See accompanying notes to unaudited interim consolidated financial statements.
On behalf of the Board of Directors:

Paul J. McElligott	V. Edward Daughney
Director	Director

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(in millions of dollars)	September 30		September 30
Unaudited	2008	2007	2008	2007

Cash provided by (used in):

Operating activities:
Net loss from continuing operations	$(29.8)	$(26.1)	$(71.6)	$(28.1)
Items not involving cash:
Depreciation, depletion and amortization	1.0	1.5	3.7	5.2
Gain on sale of property, plant and equipment	(1.4)	(0.8)	(5.2)	(6.2)
Future income tax recovery	(0.6)	(0.8)	(5.8)	(3.4)
Other non-cash items	0.5	0.9	1.4	1.3

	(30.3)	(25.3)	(77.5)	(31.2)

Changes in non-cash working capital:
Accounts receivable	6.1	6.6	1.3	(2.0)
Inventories	(0.1)	35.0	7.0	(3.7)
Prepaid expenses and other working capital	0.5	1.1	0.9	(5.4)
Accounts payable and accrued liabilities	(5.6)	(19.9)	4.3	(11.7)

	0.9	22.8	13.5	(15.4)

	(29.4)	(2.5)	(64.0)	(46.6)

Financing activities:
Issuance of Stapled Units on exercise of options:
Series A Subordinate Notes	—	0.1	0.1	1.0
Share capital	—	—	—	0.5

	—	0.1	0.1	1.5
Revolving credit facilities	(84.9)	8.5	(60.5)	33.0
Term credit facilities	108.3	—	108.3	—
Demand credit facility	—	(1.2)	—	—

	23.4	7.4	47.9	34.5

Investing activities:
Proceeds from sale of property, plant and equipment	3.7	1.1	10.7	6.8
Additions to property, plant and equipment	(0.9)	(0.9)	(1.7)	(2.2)
Other assets	(0.1)	(0.8)	0.1	(0.5)

	2.7	(0.6)	9.1	4.1

Cash provided by (used in) discontinued operations	4.2	(3.3)	6.7	(0.3)
Increase (decrease) in cash and cash equivalents	0.9	1.0	(0.3)	(8.3)
Cash and cash equivalents, beginning of period	—	—	1.2	9.3

Cash and cash equivalents, end of period	$0.9	$1.0	$0.9	$1.0

Supplemental information:
Interest on Series A Subordinate Notes paid to unitholders	$21.0	$20.9	$63.0	$62.7
Other interest paid	$1.7	$0.7	$6.8	$8.1
Income taxes paid	$—	$—	$—	$—

See accompanying notes to unaudited interim consolidated financial statements.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
1.	Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements include the accounts of TimberWest Forest Corp. and its subsidiaries (“the Company”), have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars. Not all disclosures required by Canadian generally accepted accounting principles for annual financial statements are presented and, accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company’s audited annual consolidated financial statements of December 31, 2007, except for the adoption of new accounting policies as described in note 2.

As described in note 3, the Company permanently closed its Elk Falls sawmill operations on May 9, 2008. These operations have been classified as discontinued operations and prior period financial statements have been restated as required by CICA Section 3475, Disposal of Long-lived Assets and Discontinued Operations.
2.	Adoption of New Accounting Policies
(a)	Inventories, Section 3031
In June 2007, the CICA issued Section 3031, Inventories, that supersedes Section 3030 and applies to interim and annual periods beginning on or after January 1, 2008. This section establishes increased guidance on the measurement of inventory and enhances disclosure requirements. The changes in measurement requirements include measuring inventories at the lower of cost and net realizable value, increased guidelines on the grouping of inventories including requirement for the Company to use a consistent cost formula for inventory of a similar nature and use, the allocation of overhead based on normal capacity, the use of specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when the value of inventories increase subsequent to the write-downs.

Prior to January 1, 2008, TimberWest accounted for log and lumber inventories other than supplies at the lower of average cost and net realizable value on an aggregate basis for each of logs and for lumber. Supplies were recorded at the lower of cost and replacement value.

TimberWest adopted Section 3031 on January 1, 2008 on a prospective basis and prior periods are not restated. Accordingly, inventories other than supplies are recorded at the lower of average cost and net realizable value on an item-by-item basis defined as end-use-sorts for logs and grade levels for lumber. The opening log inventory and opening retained earnings as at January 1, 2008 have been written down by $2.0 million.

The opening lumber inventory and opening retained earnings as at January 1, 2008 have been written down by $0.8 million.

Supplies are recorded at the lower of cost and replacement value according to the new accounting policy.
(b)	Financial Instruments – Disclosures and Presentation, Sections 3862 and 3863
The CICA issued Section 3862 on disclosures, and Section 3863 on presentation. The two new Sections replace Section 3861, and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements. These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

TimberWest adopted Section 3862 and 3863 effective January 1, 2008 and provides qualitative and quantitative disclosures related to the nature and extent of risks arising from financial instruments (see note 12).

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
2.	Adoption of New Accounting Policies (continued)
(c)	Capital Disclosures, Section 1535
The Company adopted Section 1535, Capital Disclosures, effective January 1, 2008. This section requires additional disclosures relating to capital management strategies to enable users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital.
(d)	Assessing Going Concern, Section 1400
In June 2007, Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008.

TimberWest adopted this amendment on January 1, 2008. The current economic environment for the North American forest products industry is challenging with substantially lower than average prices, a strong Canadian dollar compared to the US dollar and high input costs due to low production and rising fuel prices. TimberWest has responded to these conditions by reducing logging production and permanently closing its last sawmill operation. The Company has a working capital deficit of $115.4 million primarily due to the current portion of term credit facilities of $108.3 million.

TimberWest has forecasted its financial results and cash flows for the remainder of the current fiscal year and into 2009 using the Company’s best estimates of market and operating conditions. These forecasts indicate that even with the proposed adjustments to distributions, the Company may not remain in compliance with certain of its debt covenants for the 2008 calendar year or over the period of these forecasts and may require additional liquidity. Consequently, TimberWest is actively working with its lenders with the objective of obtaining satisfactory credit amendments in the form of waivers, modifications or concessions from the lenders with respect to the debt covenants and is also pursing alternatives for obtaining additional financing. There is no assurance that the Company’s lenders will agree to the waivers, modifications or concessions or that the Company will be successful in obtaining additional liquidity.

If the Company is successful in its abilities to adjust distributions and in its negotiations with lenders, the Company believes that it will continue to operate as a going concern, fund its current operations and meet debt covenants. However, there is no assurance that the Company will be successful in these efforts. In addition, any significant strengthening of the Canadian dollar, decline in U.S. housing or other markets driving reduced demand or other unexpected adverse developments could further adversely impact the Company’s liquidity in the short term.

If the Company is not able to operate as a going concern and fund its current operations, adjustments may be required to the Company’s consolidated financial statements, and the adjustments could be material.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
3.	Discontinued Operations

On May 9, 2008, the Elk Falls sawmill in Campbell River, B.C. was permanently closed. This sawmill closure included the associated shipping operations at Stuart Channel Wharves located in Crofton, B.C. Subsequent to the closure, TimberWest is disposing of substantially all of the assets of the sawmill and dismantling the sawmill and planer mill. Ongoing costs such as property taxes continue to be expensed as incurred. The Company is assessing alternatives for the former sawmill site.

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Sales	$7.0	$13.0	$42.4	$67.5
Earnings (loss) before income taxes	$0.2	$(2.0)	$(7.7)	$(3.6)
Net earnings (loss)	$0.2	$(2.0)	$(7.7)	$(3.6)

Sales from the logging operations to the sawmill operations have been recorded at fair value in accordance with the Company’s internal policies. Inter-divisional sales for the three and nine months ended September 30, 2008 were nil and $13.0 million (2007 — $9.5 million and $35.8 million). Sales revenues for the third quarter and year to date 2008 include proceeds from the disposal of the operating assets of the sawmill.

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Cash flow from operating activities	$3.8	$(3.3)	$6.2	$(0.3)
Cash flow from financing activities	—	—	—	—
Cash flow from investing activities	0.4	—	0.5	—

Cash provided by operations	$4.2	$(3.3)	$6.7	$(0.3)

4. Income Taxes

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Current income tax expense	$—	$(0.1)	$—	$(0.1)

Future income tax recovery	(0.6)	(0.8)	(5.8)	(3.4)

	$(0.6)	$(0.9)	$(5.8)	$(3.5)

In the first quarter of 2008, British Columbia provincial tax legislation was substantively enacted, resulting in the reduction of the provincial corporate tax rate to 11% as of July 1, 2008. This rate change resulted in a future income tax recovery of $4.3 million for the nine months ended September 30, 2008.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
5.	Earnings (loss) per Share

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Net loss from continuing operations	$(29.8)	$(26.1)	$(71.6)	$(28.1)

Net loss	$(29.6)	$(28.1)	$(79.3)	$(31.7)

Basic weighted average number of common shares	77,765,440	77,734,269	77,757,020	77,712,124
Incremental common shares from potential exercise of options	33,244	116,487	33,673	155,504

Diluted weighted average number of common shares	77,798,684	77,850,756	77,790,693	77,867,628

Basic and diluted net loss from continuing operations per common share	$(0.38)	$(0.34)	$(0.92)	$(0.36)

Basic and diluted net loss per common share	$(0.38)	$(0.36)	$(1.02)	$(0.41)

6.	Inventories

	As at	As at
	September 30, 2008	December 31, 2007

Logs	$23.9	$32.9

For the three months ended September 30, 2008, log inventory has been written down by $0.9 million. For the nine months ended September 30, 2008, log inventories have been written down by $1.2 million, which has been expensed to cost of sales for the period.

7.	Property, Plant and Equipment

Property, plant and equipment at September 30, 2008, includes private timberlands with a carrying value of $1,172.3 million. This amount includes a valuation increase adjustment of $376.4 million recorded in the year ended December 31, 2000, resulting from the adoption of Section 3465 – Income Taxes of the CICA Handbook, which was mandatory for fiscal years ending on or after January 1, 2000.

During the third quarter of 2008, the Company sold 650 acres (2007 – 361 acres) of land with a net book value of $1.7 million (2007 – $0.3 million) for a gain of $1.9 million (2007 – $0.6 million). For the nine months ended September 30, 2008, the Company sold 1,139 acres (2007 – 419 acres) of land with a net book value of $4.5 million (2007 – $0.6 million) for a gain of $5.6 million (2007 – $0.8 million).

8.	Other Assets

	As at	As at
	September 30, 2008	December 31, 2007

Deferred debt issue costs	$0.4	$0.5
Receivable on sale of property, plant and equipment	0.5	0.5
Other	0.9	1.0

	$1.8	$2.0

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
9.	Employee Benefits

	As at	As at
	September 30, 2008	December 31, 2007

Pension benefits	$8.9	$8.8
Non-pension post-retirement benefits	29.4	28.4

	$38.3	$37.2

The Company, through its subsidiaries, maintains pension plans that include defined benefit and defined contribution segments available to all salaried employees and a small number of retired hourly employees not covered by union pension plans. For the three months ended September 30, 2008, the Company recorded an expense of $0.5 million for pension benefit costs (2007 – $0.4 million) and made cash payments of $0.3 million to fund current service costs (2007 – $0.4 million). For the nine months ended September 30, 2008, the Company recorded an expense of $1.5 million for pension benefit costs (2007 – $1.5 million) and made cash payments of $1.3 million (2007 – $1.5 million).

The Company also provides non-pension benefits consisting of group life insurance and medical benefits to eligible retired employees, which the Company funds on an as-incurred basis. For the three months ended September 30, 2008, the Company recorded an expense of $0.8 million for non-pension benefit costs (2007 – $1.0 million) and made cash payments of $0.4 million to fund current benefit costs (2007 – $0.5 million). For the nine months ended September 30, 2008, the Company recorded an expense of $2.5 million for non-pension benefit costs (2007 – $3.0 million) and made cash payments of $1.5 million to fund current benefit costs (2007 – $1.6 million).

10.	Stapled Units

		Stapled Unit Components
			Share Capital
		Series A	(consisting of
		Subordinate	common and
	Number	Notes	preferred shares)	Total

Nine months ended September 30, 2007:

Balance, December 31, 2006	77,635,254	$697.0	$190.4	$887.4

Issuance of Stapled Units on exercise of options	102,979	1.0	0.5	1.5

Balance, September 30, 2007	77,738,233	$698.0	$190.9	$888.9

Nine months ended September 30, 2008:

Balance, December 31, 2007	77,750,143	698.1	191.0	889.1

Issuance of Stapled Units on exercise of options	15,297	0.1	—	0.1

Balance, September 30, 2008	77,765,440	698.2	191.0	889.2

The Company issues equity by way of Stapled Units, each Stapled Unit consisting of approximately $8.98 face amount of Series A Subordinate Notes, 100 preferred shares and one common share. The securities comprising a Stapled Unit trade together as Stapled Units and cannot be transferred except with each other as part of a Stapled Unit until the date of maturity of the Series A Subordinate Notes or the payment of the principal amount of the Series A Subordinate Notes following an event of default and expiration of a remedies blockage period.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
10.	Stapled Units (continued)

Each Series A Subordinate Note has been issued with a face amount of $8.978806569, entitling the holder to an interest payment per unit of $1.077456788 per annum (12%). The Series A Subordinate Notes are unsecured and subordinate to all credit facilities and debentures. The principal amount of the Series A Subordinate Notes plus accrued and unpaid interest thereon are due on August 31, 2038, unless such date is extended by the Company at the time of the issuance of additional Subordinate Notes to a date not later than the earlier of: (i) the date of maturity of such additional Subordinate Notes; and (ii) August 31, 2048, and will be payable by cash or, at the option of the Company, by delivery of common shares to the Subordinate Note Trustee for the benefit of the holders of the Subordinate Notes.

The Company may elect to pay the interest on the Series A Subordinate Notes held by unitholders in common or preferred shares of the Company, and may elect to pay the principal amount of the Series A Subordinate Notes held by unitholders in common shares of the Company.

11.	Stock-based Compensation Plans

Under the Company’s Stapled Unit Option Plan, the Company may grant options for the purchase of Stapled Units to directors, officers or employees who are in active service or employment of the Company or of any of its subsidiaries. During the quarter ended September 30, 2008 and September 30, 2007, no Stapled Unit options were granted. For the nine months ended September 30, 2008, no Stapled Unit options were granted. (2007 – 339,370 Stapled Unit options were granted at an average exercise price of $16.46).

The Company has applied the fair value method of accounting for Stapled Unit option grants awarded on or after January 1, 2003. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions below. As no Stapled Unit options were granted for the nine months ended September 30, 2008, no weighted average assumptions are shown for 2008.

	2008	2007

Risk-free interest rate	—	4.1%
Expected life (years)	—	5.0
Expected volatility	—	21.6%
Dividend yield	—	6.5%
Number of options granted	—	339,370
Fair value of each option granted	—	$1.84

No Stapled Unit options were granted between January 1, 2008 and September 30, 2008. The compensation cost for the 339,370 Stapled Unit options that were granted in the same period in 2007 was $628,000. The compensation cost of Stapled Unit option awards is amortized against earnings over the three-year vesting period of the underlying options, or for employees eligible to retire, at the grant date rather than over the vesting period. An expense of $27,000 and $154,000 has been recognized in net earnings for the three and nine months ended September 30, 2008 (2007 – $98,000 and $459,000, respectively), with a corresponding credit to contributed surplus.

Under the Company’s Distribution Equivalent Plan, the Company awards Stapled Unit option holders an amount equal to actual distributions paid on the Company’s Stapled Units. Awards granted under the Distribution Equivalent Plan vest under the same terms that apply to the corresponding options and can only be exercised at the time of exercise of the corresponding options. The Company applies the principles of the fair value-based method of accounting for stock-based compensation to awards granted under this plan.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
11.	Stock-based Compensation Plans (continued)

Awards are accrued on a basis equal to actual distributions paid on the Company’s issued and outstanding Stapled Units and are charged to earnings as the underlying Stapled Unit options vest. For the three months ended September 30, 2008, $0.2 million has been accrued for awards granted under this plan (2007 – $0.3 million) and $0.3 million has been amortized against earnings for the quarter (2007 – $0.3 million). For the nine months ended September 30, 2008, $0.8 million has been accrued for awards granted under the plan (2007 – $0.8 million) and $0.9 million has been amortized against earnings for this period (2007 – $0.9 million).

During the three months ended September 30, 2008, a total of 14,760 Stapled Unit options with an average exercise price of $15.22 expired (2007 – 8,433 Stapled Unit options with an average exercise price of $13.50 were exercised). For the nine months ended September 30, 2008, a total of 15,297 Stapled Unit options with an average exercise price of $12.15 were exercised, 9,678 Stapled Unit options with an average exercise price of $15.94 were cancelled and 14,760 Stapled Unit options with an average exercise price of $15.22 expired (2007 – 102,979 Stapled Unit options with an average exercise price of $13.73 were exercised and 8,160 Stapled Unit options with an average exercise price of $15.41 were cancelled).

12.	Financial Instruments
(a)	Accounting for financial instruments
TimberWest has classified its cash and cash equivalents as held-for-trading and recorded them at fair value. Accounts receivable, and receivables on the sale of property, plant and equipment, are classified as loans and receivables and measured at amortized cost. The Company’s drawings on available credit facilities, accounts payable and accrued liabilities, distribution payable, including interest payable, are classified as other liabilities, all of which are measured at amortized cost.

The Company measures its Series A Subordinate Notes owned by unitholders at amortized cost using the effective interest method. The effective interest method establishes the rate which equates the estimated future cash flows with the net carrying amount of the financial liability. The embedded derivative arising from the option to extend the Series A Subordinate Notes for a further 10 year period is measured at fair value.

The carrying values of accounts receivable, accounts payable and accrued liabilities and distribution payable approximate their fair values due to the short term to maturity of these instruments.

The carrying values of receivables on the sale of property, plant and equipment are estimated to approximate their fair values due to their short term to maturity.

The carrying values of drawings on available credit facilities approximate their fair values, as they bear floating interest rates that approximate market rates and have a short term to maturity.

The carrying value of accrued liabilities for future silviculture costs approximate their fair value as determined based on the present value of future cash flows associated with these liabilities.

At September 30, 2008, the Company’s Series A Subordinate Notes owned by unitholders had a carrying value of $698.2 million measured at the amortized cost using the effective interest method. The Series A Subordinate Notes are a component of the Company’s Stapled Units, which include one common share, 100 preferred shares and approximately $8.98 face amount of the 12% Series A Subordinate Notes. The Stapled Units are listed on the Toronto Stock Exchange. The embedded derivative arising from the option to extend the Series A Subordinate notes for a further 10 year period from 2038 to 2048 is measured at fair value. The fair value of this option is determined by an independent financial institution and it is insignificant to TimberWest’s consolidated financial statements.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
12.	Financial Instruments (continued)
(b)	Nature and extent of risks arising from financial instruments
TimberWest is exposed to the following risks as a result of holding financial instruments: credit risk, market risk, and liquidity risk. The following is a description of the risks and how the Company manages its exposure to them.
(i)	Credit risk:

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk on accounts receivable from customers. To mitigate and manage its credit risk, the Company regularly reviews customer credit limits, monitors the financial status of customers, and assesses the collectibility of accounts receivable. In certain offshore markets, the Company requires bank letters of credit or letters of assignment. The maximum exposure to credit risk as at September 30, 2008 is the carrying value of the Company’s accounts receivable. As at September 30, 2008, approximately 94% of accounts receivable are current or outstanding for less than 30 days.

(ii)	Market risk:

Market risk refers to the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

TimberWest has two credit facilities as at September 30, 2008: the first facility, Tranche A, is long-term financing in the amount of $216.7 million, due on September 24, 2012; the second facility, Tranche B, is short-term financing in the amount of $108.3 million, due on September 24, 2009. Under the Tranche A facility, funds are available to the Company in both Canadian and US dollars by way of adjusted prime rate-based loans, bankers’ acceptances, LIBOR plus 0.9% loans and letters of credit or guarantee. Under the Tranche B facility, funds are available to the Company in Canadian dollars by way of an adjusted prime rate-based term loan due September 24, 2009. TimberWest is currently in compliance with all of its debt covenants, however, TimberWest does not expect to remain in compliance with its covenants at the end of the fourth quarter of 2008.

The Company normally enters into Bankers’ Acceptance for less than 30-day periods for the Tranche A credit facility and could therefore be exposed to fluctuations in interest rates at the Bankers’ Acceptance expiration.

For the three months ended September 30, 2008, with other variables unchanged, an interest rate change of 1% per annum related to both of the credit facilities would affect net earnings by approximately $0.6 million.

Foreign exchange risk refers to the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rate.

TimberWest sells a substantial volume of product outside of Canada (55% of sales for the nine months ended 2008), all in US dollars. As such, the relative strength of the Canadian dollar versus its US counterpart has an effect on sales and earnings. Results can be adversely affected by a strengthening Canadian dollar. The relative strength of the Japanese yen, European euro, and the Russian ruble also affect the Company’s competitiveness in the markets where it sells its products. TimberWest does not hedge its foreign exchange risk.

Cash, accounts receivable, and accounts payable are denominated in US and Canadian dollars. As at September 30, 2008, with other variables unchanged, the effect of a $0.01 US change per Canadian dollar on cash, accounts receivable, and accounts payable would be less than $0.1 million.

Notes to Unaudited Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2008 and 2007
Financial figures presented in the tables that follow are in millions of dollars, except per common share amounts.
12.	Financial Instruments (continued)
(b)	Nature and extent of risks arising from financial instruments

(iii)	Liquidity risk:

Liquidity risk refers to the risk that TimberWest may be unable to generate or obtain sufficient cash or cash equivalents in a timely and cost-effective manner to meet its commitments as they come due.

The Company manages liquidity risk by continuously monitoring and reviewing both actual and forecasted cash flows to maintain adequate cash and cash equivalent balances.

The following table provides a summary of the contractual undiscounted cash flow requirements for financial liabilities as at September 30, 2008. This table details payments due in each of the next five years and thereafter for the Company’s revolving credit facilities and outstanding letters of credit:

(in millions of dollars)	2008	2009	2010	2011	2012	2013+	Total
Reflected on the consolidated balance sheets:
Credit facilities	$—	$108.3	$—	$—	$127.0	$—	$235.3

Not reflected on the consolidated balance sheets:
Outstanding letters of credit	6.3	11.0	—	—	—	—	17.3

	$6.3	$119.3	$—	$—	$127.0	$—	$252.6

Letters of credit are committed in perpetuity, renew annually and the liability will diminish over time.

The Company has a working capital deficit of $115.4 million due to the current portion of the term credit facility of $108.3 million included in the table above. Management is closely monitoring its cash flows to manage liquidity. In addition, management is in discussions with lenders for additional liquidity if required and monitoring its distribution levels.

13.	Capital Management

TimberWest’s objectives for managing capital are to safeguard its ability to continue as a going concern, to provide a sufficient return to its unitholders, and to meet external capital requirements on its debt and credit facilities.

The Company manages its capital by monitoring its consolidated debt-to-total capitalization ratio. Debt is the total amount of borrowings on its revolving and term credit facilities on the balance sheet. Total capitalization is calculated as sum of Series A Subordinate Notes, plus unitholders’ equity which includes share capital, contributed surplus, and retained earnings. As the Company’s Series A Subordinate Notes trade only as part of the Company’s equity instrument, the Stapled Unit, they are not included in the Company’s definition of debt.

TimberWest’s consolidated debt-to-total capitalization ratio as at September 30, 2008 was 22:78, compared to 17:83 as at December 31, 2007.

14.	Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

	Three months ended		Nine months ended
Supplemental Information	September 30		September 30
Unaudited	2008	2007	2008	2007

Sales Revenue by Product
(in millions of dollars)
Log sales
Domestic	$14.3	$22.1	$53.7	$104.9
Export – Asia	16.8	24.4	50.9	70.6
Export – US	2.7	10.9	7.9	40.5

Total log sales	33.8	57.4	112.5	216.0
Real estate	3.8	1.2	11.5	1.8
Other	1.2	1.5	3.8	4.1

	$38.8	$60.1	$127.8	$221.9

Sales Volume
Logs (thousand m3)
Domestic	223.3	242.7	804.5	1,230.4
Export – Asia	178.8	229.5	541.1	611.4
Export – US	44.9	130.7	129.3	476.4

	447.0	602.9	1,474.9	2,318.2

Log Sales Mix (thousand m3)
Fir	263.5	347.5	969.3	1,545.9
Hembal	125.8	160.3	336.5	474.1
Cedar	30.5	47.9	85.5	160.0
Other	27.2	47.2	83.6	138.2

	447.0	602.9	1,474.9	2,318.2

Production Volume
Logs (thousand m3)
Public tenures	35.5	89.4	230.3	376.5
Private timberlands	363.4	119.1	1,154.8	2,014.1

	398.9	208.5	1,385.1	2,390.6

	Three months ended		Nine months ended
Discontinued Operations	September 30		September 30
Unaudited	2008	2007	2008	2007

Sales Revenue by Product
(in millions of dollars)
Lumber, wood chips and other	$7.0	$13.0	$42.4	$67.5

Sales Volume
Lumber (million fbm)	7.4	18.7	55.6	90.9

Production Volume
Lumber (million fbm)	—	29.5	43.3	99.3

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (EBITDA)*
(in millions of dollars)
Net loss from continuing operations	$(29.8)	$(26.1)	$(71.6)	$(28.1)
Add (deduct):
Interest on Series A Subordinate Notes paid to unitholders	21.0	20.9	63.0	62.7
Interest on long-term debt	1.7	0.7	6.1	1.2
Interest on short-term debt	0.8	3.4	1.5	10.2
Income tax recovery	(0.6)	(0.9)	(5.8)	(3.5)
Depreciation, depletion and amortization	0.9	1.0	3.4	4.4
Amortization of deferred financing costs	0.1	0.5	0.3	0.8

Earnings (loss) from continuing operations before Interest, Taxes, Depreciation and Amortization	(5.9)	(0.5)	(3.1)	47.7

Loss from discontinued operations before Interest, Taxes, Depreciation and Amortization	0.2	(1.4)	(7.7)	(1.8)

Earnings (Loss) before Interest, Taxes, Depreciation and Amortization	(5.7)	(1.9)	(10.8)	45.9

*	EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies. Management believes that the presentation of this measure will enhance an investor’s understanding of the Company’s operating performance.

About TimberWest
TimberWest Forest Corp. is uniquely positioned as Western Canada’s largest private land management company. The Company owns in fee simple approximately 322,000 hectares or 796,000 acres of private land and generates distributable cash for unitholders from the sale of timber products and real estate.
TimberWest Forest Corp.
Suite 2300, 1055 West Georgia Street
PO Box 11101
Vancouver, BC V6E 3P3
Telephone: 604-654-4600
Facsimile: 604-654-4571
Investor Relations Contact:
Bev Park
Executive Vice President and
Chief Financial Officer
Telephone: 604-654-4600
Facsimile: 604-654-4662
Email: invest@timberwest.com
Stapled Units of TimberWest Forest Corp. are traded on the Toronto Stock Exchange under the symbol: TWF.UN
Visit us at our web site: www.timberwest.com